UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934



                          For the date of 11 May, 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



FOR IMMEDIATE RELEASE                                           11th MAY, 2004

                        Allied Irish Banks, p.l.c. (AIB)


                   Statement in Relation to Foreign Exchange Charges


        Dublin, Ireland ("AIB") (NYSE:AIB)

AIB Chairman Mr Dermot Gleeson having consulted with Irish Financial Services Regulatory Authority (IFSRA) has today taken steps to set up an independent investigation of foreign exchange charges made by AIB. The investigation will be directed by a person of undoubted independence, who will provide assurance to the Board of AIB and to IFSRA of the completeness and independence of the investigation. This individual, who will be named within a week, will have access to external independent audit expertise in carrying out the investigation. The full investigation will be completed by mid-June.

AIB estimates that its records should enable it by itself to identify, contact and reimburse at least two-thirds of the customers involved and deal with over 80 per cent of the amount to be reimbursed. We believe that with the co-operation of customers, the great majority of the remaining transactions can be identified and customers reimbursed. A simple process for dealing with these cases will be published shortly.

As previously stated, AIB will not benefit from any overcharges levied on customers who cannot be identified.

As the restitution process cannot, for practical reasons, begin until August because systems have to be developed, AIB is today placing a good faith deposit of EUR25 million with the Central Bank of Ireland. Extensive further analysis has confirmed that the total amount due to customers (including now a provision of EUR5 million for interest and contingencies) should not exceed EUR25 million.

AIB Chairman Dermot Gleeson said:

"On behalf of AIB, I wish to apologise sincerely to our customers. Charging the wrong price, however it is occasioned, is entirely unacceptable. Customers who paid the wrong price for foreign exchange transactions will be reimbursed with interest. We will seek to address simply and speedily the cases of all customers entitled to reimbursement.



"The process we are undertaking is designed among other things to identify the reasons and causes behind this failure both to the AIB Board and to IFSRA. Such an independent inquiry will ensure that the changes, which are clearly necessary, will be appropriate and complete.

"Some of the reporting of what has happened has suggested that responsibility might be assigned to junior staff. Let me make it clear that responsibility will be fully and independently determined by the investigation and that issue will be addressed by the AIB Board. Nothing in the information available to date suggests that responsibility for what happened rests with junior staff."

AIB will be making no further comment pending completion of the investigation.

                                     -Ends-



For further information please contact:

Alan Kelly                                      Catherine Burke

Head of Capital & Group Investor Relations      Head of Corporate Relations

AIB Group                                       AIB Group

Bankcentre                                      Bankcentre

Ballsbridge                                     Ballsbridge

Dublin 4                                        Dublin 4

Tel: +353-1-6600311 ext. 12162                  Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  11 May 2004                              By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.